UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On November 10, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that on November 16, 2022, CEMEX will host CEMEX Day 2022. Starting at 08:30 am (ET), CEMEX will host a live video webcast presentation in which members of its senior management will provide an update on CEMEX’s regional businesses, as well as on its Climate Acton, Digital and Bolt-on Growth strategies, and other related topics, which may contain important information for CEMEX’s stakeholders. For registration and further information on CEMEX Day 2022, please visit https://www.cemex.com/cemex-day-2022.

While CEMEX does not expect any issues during CEMEX Day 2022’s video webcast presentation, we may experience technical difficulties or interruptions that might arise due to issues beyond CEMEX’s control including, but not limited to, using certain methods for the video webcast presentation that CEMEX may have not used in the past.

However, all materials related to CEMEX Day 2022 are expected to be posted on CEMEX´s website (www.cemex.com) and filed with the Mexican Stock Exchange and U.S. Securities and Exchange Commission.

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The information to be disclosed in the event referenced herein contains forward-looking statements, within the meaning of the U.S. federal securities laws, and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances, and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. Many factors, including but not limited to those set forth in CEMEX’s filings made with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange, which factors are incorporated herein by reference, could cause the actual results, performance, or achievements of CEMEX to be materially different from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained herein or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 10, 2022	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller